This business combination involves the securities of foreign companies.  The business combination is subject to disclosure requirements of a foreign country that are different from those of the United States.  Financial information included in this document was excerpted from financial statements prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.

It may be difficult for you to enforce your rights and any claim you may have arising under the U.S. federal securities laws, since the issuer is located in a foreign country, and all of its officers and directors are residents of a foreign country.  You may not be able to sue a foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws.  It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court’s judgment.

[TRANSLATION]

May 11, 2011
To whom it may concern:

Company Name: SECOM CO., LTD.
Name of Representative:  Shuji Maeda
President and Representative Director
Securities Code:  9735 TSE/OSE First Section
Inquiries:  Koji Kato
General Manager
Management Control Division
TEL:  +81-3-5775-8225

Company Name: SECOM TECHNO SERVICE CO., LTD.
Name of Representative:  Seiji Sakamoto
Representative Director and President
Securities Code:  1742 TSE Second Section
Inquiries:  Osamu Ueda
Managing Director
TEL:  +81-3-5340-5201

SECOM CO., LTD. and SECOM TECHNO SERVICE CO., LTD., its Consolidated Subsidiary, Enter into a Merger Agreement

SECOM CO., LTD. (“SECOM”) and SECOM TECHNO SERVICE CO., LTD., a consolidated subsidiary of SECOM (“SECOM TECHNO”; and together with SECOM, “Both Companies”) announced that Both Companies resolved, at their respective meetings of the Board of Directors held today, to conduct an absorption-type merger (the “Merger”), with SECOM being the surviving company and SECOM TECHNO being the absorbed company, and that they have entered into a merger agreement in relation to the Merger (the “Merger Agreement”).

With respect to SECOM, the Merger is scheduled to be conducted in the form of a simplified merger (kanni-gappei), pursuant to the provisions of Article 796, Paragraph 3 of the Companies Act.  With respect to SECOM TECHNO, the Merger is scheduled to be conducted in the form of a short-form merger (ryakushiki-gappei), pursuant to the provisions of Article 784, Paragraph 1 of the Companies Act.  Both Companies will conduct the Merger without obtaining the approval at their respective shareholders’ meeting.
Also, shares of SECOM TECHNO are scheduled to be delisted as of June 28, 2011 (the last trading date of the shares is scheduled to be June 27, 2011), which precedes the scheduled effective date (July 1, 2011) of the Merger.

1.           Purpose of the Merger

As described in the press release dated February 8, 2011, “Commencement of Tender Offer for Shares of SECOM TECHNO SERVICE CO., LTD., Our Listed Subsidiary” (the “Tender Offer Press Release”), SECOM conducted a tender offer for the shares of common stock issued by SECOM TECHNO (the “Tender Offer”) from February 9, 2011 to March 24, 2011 for the purpose of operational integration with SECOM TECHNO.  As a result, as of today, SECOM holds 12,609,471 shares of common stock of SECOM TECHNO, which corresponds to 97.09% of the total number of issued shares of SECOM TECHNO and 97.12% of the voting rights of SECOM TECHNO (Note).

As described in the Tender Offer Press Release, SECOM intended to conduct an absorption-type merger after the Tender Offer, with SECOM being the surviving company and SECOM TECHNO being the absorbed company.  However, in the case where United States shareholders come to hold more than 10% of SECOM TECHNO’s shares (which will be calculated in accordance with the U.S. Securities Act of 1933; the “U.S. Securities Act”) after settlement of the Tender Offer and SECOM becomes subject to the filing requirement of a registration statement under the U.S. Securities Act as a result of implementing such absorption-type merger, SECOM intended, after making SECOM TECHNO its wholly owned subsidiary by the methods of appending a call provision (zenbu-shutoku-joko) to the shares of common stock of SECOM TECHNO and delivering a different class of SECOM TECHNO’s shares in exchange for acquiring all such shares with the call provision of SECOM TECHNO, to conduct an absorption-type merger (instead of conducting an absorption-type merger immediately after the Tender Offer) by making SECOM the surviving company and SECOM TECHNO the absorbed company.

As a result of the Tender Offer, United States shareholders did not come to hold more than 10% of the SECOM TECHNO’s shares as of March 31, 2011.  Therefore, Both Companies decided to conduct the Merger after the Tender Offer, as was initially scheduled.

Although the purpose of operational integration of SECOM and SECOM TECHNO is described in the Tender Offer Press Release and a press release of SECOM TECHNO dated February 8, 2011, “Announcement Concerning Expression of Opinion in Favor of Tender Offer by SECOM CO., LTD., the Controlling Shareholder of the Company, for the Stock of the Company and Recommendation to Tender Shares,” the specific details of such purpose are as set forth below.

Since its establishment in 1962, SECOM, as a pioneer in Japan’s security services market, has endeavored to contribute to society through its business activities, an approach that has enabled it to respond swiftly to society’s evolving needs for safety and security.  Beginning with the development in 1966 of an on-line security system, SECOM has sought consistently to create and provide security systems that meet changing security needs such as an on-line home security system in 1981 and COCO-SECOM, a mobile security system for outdoor use, in 2001.  SECOM and its affiliates (the “Group”) have ranked security services at the core of their business and have expanded their business to fire protection services, medical services, non-life insurance services, geographic information services, real estate development and sales, information and communication related and other services, to provide the society with more safety and security, convenience and comfort in life.  The Group intends to develop and provide unique services to establish a “Social System Industry” which purports to establish a social environment where anyone can live in safety and security anywhere and at any time through integration of various services of such industry.

In addition, the Group declared the slogan, “ALL SECOM,” in November 2010.  With the basic message to “Further rally all of the Group’s strength,” each and every employee of the Group has been actively working in order to maximize the strength of the Group by promoting greater cooperation than ever among the various businesses it has developed.

Meanwhile, SECOM TECHNO was spun-off from SECOM and established as a subsidiary of SECOM in 1970 for the purpose of contracting the installation of equipment for on-line security systems.  SECOM TECHNO is, in accordance with the core ideology it shares with SECOM, engaged in numerous businesses, including building and equipment construction, engineering, condominium security systems and sales of security-related merchandise and non-life insurance, with a primary focus on installation of equipment for on-line security systems and maintenance of building equipment; it also supports the safety and security of buildings and homes.  SECOM TECHNO became a listed company in 1999, with the intention of raising public confidence and name recognition, securing a broad range of outstanding human resources and improving employee moral, as well as securing sources of funding in the course of its management reform for the purpose of further business expansion.  The shares of SECOM TECHNO are currently listed on the Second Section of the Tokyo Stock Exchange, Inc.

SECOM TECHNO currently provides the following services and products to its customers:
(i)	installation of equipment for on-line security systems - installation relating to the establishment of systems with respect to SECOM’s broad range of products for homes and businesses;
(ii)	building maintenance - providing building maintenance services, centered on building security;
(iii)	facility management - providing comprehensive management services with regards to information on building equipment;
(iv)	building equipment installation - installation of various equipment in new buildings and meeting customer request, such as renewal of existing equipment;
(v)	engineering - specialization in industrial equipment and support for manufacturing environment with particular emphasis on environmental protection;
(vi)	TECHNO On-call Center - operation of a call center that responds to request for repair or replacement of equipment in the event of malfunctions even during night hours and holidays;
(vii)	sales of condominium security systems - sales and installation of condominium security systems; and
(viii)	security-related merchandise and non-life insurance - handling of non-life insurance services and various security and contingency prevention products developed by the Group.

On-line security services, the core of the Group’s services, provide a system which uses various types of security equipment such as sensors installed at the customers’ buildings and premises to detect events, such as intrusions, fires and equipment malfunctions.  Sensors are linked to SECOM’s control center via telecommunications circuits to enable remote monitoring around-the-clock.  Should an event be detected at customers’ premises, the relevant information is relayed to the control center, where staff dispatches emergency response personnel from the closest emergency response depot.  Control center staff also notifies the police or fire department if required while the emergency response personnel takes other appropriate measures.  The Group has established an integrated approach, in which the business of the Group includes research and development of security systems, manufacturing, sales, security planning, installation, 24 hours monitoring, emergency response services, construction modifications (such as the replacement, addition and removal of equipment) and equipment maintenance.

With respect to the on-line security services provided by the Group, since SECOM TECHNO is in charge of installation and modification relating to the establishment of on-line security systems, it plays an important role with respect to the quality maintenance of on-line security services after construction.  SECOM TECHNO has worked to improve its construction methods and techniques, etc. to uniformly advance quality nationwide; and has also worked to make the management of its construction and operations more efficient and to reduce administrative costs.  In addition, in the field of building maintenance (business relating to the inspection, maintenance and repair services for building equipment), SECOM TECHNO has developed inspection, maintenance and repair services for building equipment, including fire extinguishing systems, air conditioning systems and elevators, and has worked to expand its business.  As an operation policy for the fiscal year ending March 31, 2011, SECOM TECHNO adopted the slogan “Reform! TECHNO Reborn!” and has advanced the reform of its organization and consciousness.  As part of the measures of this operation policy, SECOM TECHNO has changed the organization of its head office from a traditional style of organization separated by operating departments to a more functional organization incorporating frameworks for marketing, operations and administration departments.  This change has allowed SECOM TECHNO to specify the roles and philosophies of these respective departments: (i) it has raised its awareness of “offense” by enhancing its marketing power, especially with respect to the inspection, maintenance and repair services of building equipment as described above; and at the same time, (ii) it has given the operations and administration departments a “defense” role for both its customers and SECOM TECHNO itself.  In addition to the foregoing, SECOM TECHNO has integrated the administration and operations of each operating department and thereby improved its efficiency.  With respect to the branch offices, by utilizing each organization that corresponds to SECOM’s respective regional headquarters as the basic framework and by making full use of the Group’s marketing power, SECOM TECHNO has organized its branch offices in order to be capable of enhancing synergy within the Group.  Also, SECOM TECHNO aims to achieve high levels of trust and confidence from its customers and society, and to expand its business by providing higher quality operations and services than ever, in accordance with the objective of “ALL SECOM.”

While SECOM and SECOM TECHNO share business strategies as a group, and have implemented various measures as described above, today’s rapidly changing society has growing needs for safety and security, and the meaning of such needs is becoming increasingly diverse and sophisticated.  Evolving social imperatives, changing patterns of criminal behavior, technological advances and improvements in the social infrastructure are among the many factors that influence the constantly evolving needs of customers for safety and security.  Both Companies acknowledge that the security services market is keeping pace with these changes and is continuing to expand its market due to the social needs for safety and security.  In addition, Both Companies believe that there is a demand for the Group to provide buildings, facilities and related technical innovations, as well as new services to deal therewith, all with an emphasis on the environment.  Furthermore, as specific measures of “ALL SECOM,”  Both Companies have been considering: (i) conducting a review of the composition of the Group companies, taking into account their functions and the background of their foundation; (ii) conducting an optimum allocation of resources; and (iii) how to provide customers with the best services.  Both Companies believe that, in order to keep pace with a rapidly changing society and conduct an optimum allocation of the Group’s resources, rather than the conventional framework of independent security, installation and facility maintenance departments, the establishment of a framework where, from research and development to the provision of respective services, are conducted by consistent decision-making and comprehensive business development is required.

In light of these circumstances, SECOM and SECOM TECHNO have conducted consultations and held discussions repeatedly since around December 2010 concerning measures aimed at further increasing the value of the Group.  In addition, SECOM and SECOM TECHNO conducted consultations and held discussions repeatedly in details even after the Tender Offer.  As a result, SECOM and SECOM TECHNO have reached the conclusion that the realization of maximum synergy and the acceleration of efforts towards the establishment of the Social System Industry, by means of conducting operational integration through the Merger, would be invaluable, not only to the expansion of the value of SECOM TECHNO, but also to the expansion of the value of the Group as a whole.  In addition, SECOM TECHNO also believes that the Merger will bring synergy with respect to the following points, and therefore, have sufficient strategic significance:

(i)
Integration of the development department (Development Center) and the department in charge of construction field (system technology department) of SECOM with the construction department of SECOM TECHNO is expected to increase the quality of the relevant services, and will allow issues concerning the implementation of construction to be fed back promptly to product development;

(ii)
With respect to building maintenance services, cooperation between the control center of SECOM and the on-call center of SECOM TECHNO will be increased; therefore, agile building maintenance services and further differentiation will be possible;

(iii)	Speed of decision-making and strategy implementation will be accelerated;
(iv)	Integration of the marketing department of SECOM and that of SECOM TECHNO will enable mobile and flexible development of marketing, including mutual utilization of marketing channels;
(v)
Optimization of management resources of the Group as a whole, including the effective utilization of human resources with respect to product development, marketing and functions of the head office, will be possible; and

(vi)
Reduction of financial burdens, such as costs for maintaining a listing on an exchange, and the elimination of a potential conflict of interest in relation to the parent-subsidiary listing will be achieved.

After the Merger with SECOM TECHNO, SECOM will maintain SECOM TECHNO’s organizational structure, emphasizing its autonomy as the installation related department focusing mainly on the installation of equipment relating to the establishment of on-line security systems, and as the building maintenance department.  SECOM will also pay careful attention to business administration, making full use of the special characteristics of the installation business and its operational and structural advantages, and seek to enhance the security service business, which is the core business of the Group.  Additionally, SECOM will seek to further improve the quality of the installation business and building maintenance business.

(Note)
Calculated as the percentage of the number of voting rights represented by the shares of common stock of SECOM TECHNO held by SECOM (25,218 units) among the total number of voting rights of shareholders of SECOM TECHNO (25,965 units).  Since shares constituting less than a whole unit were also subject to purchase through the Tender Offer, it has been assumed that the “total number of voting rights of shareholders” is 25,965 units.  This is the number of voting rights represented by shares (12,982,798 shares), a number which has been obtained by deducting the number of treasury shares held by SECOM TECHNO as of September 30, 2010 (4,202 shares), as described in the Third Quarterly Report for the 43rd fiscal year filed by SECOM TECHNO on February 10, 2011, from the total number of issued shares of common stock of SECOM TECHNO as of December 31, 2010 (12,987,000 shares), as described in the same Quarterly Report.  The figures were rounded to two decimal places.

2.	Outline of the Merger

(1)	Schedule of the Merger

Date on which the execution of the Merger Agreement is resolved at the meeting of the Boards of Directors (Both Companies)	May 11, 2011
Date on which the Merger Agreement is executed	May 11, 2011
Last trading date (SECOM TECHNO)	June 27, 2011 (scheduled)
Delisting date (SECOM TECHNO)	June 28, 2011 (scheduled)
Effective date of the Merger	July 1, 2011 (scheduled)
(Note)
With respect to SECOM, the Merger is scheduled to be conducted in the form of a simplified merger (kanni-gappei), pursuant to the provisions of Article 796, Paragraph 3 of the Companies Act.  With respect to SECOM TECHNO, the Merger is scheduled to be conducted in the form of a short-form merger (ryakushiki-gappei), pursuant to the provisions of Article 784, Paragraph 1 of the Companies Act.  Both Companies will conduct the Merger without obtaining the approval at their respective shareholders’ meeting.

(2)	Method of the Merger

SECOM will absorb SECOM TECHNO and become the surviving company; SECOM TECHNO will subsequently be dissolved.

(3)	Details of Allotment with respect to the Merger

	SECOM (surviving company )	SECOM TECHNO (absorbed company)
Details of allotment with respect to the Merger	1	0.85
Number of shares to be delivered upon the Merger	Common stock: 317,327 shares (scheduled)
(Note 1)	Share allotment ratio
0.85 shares of common stock of SECOM will be allotted and delivered in exchange for each share of common stock of SECOM TECHNO; provided, however, that no shares will be allotted in the Merger for the shares of common stock of SECOM TECHNO held by SECOM and treasury shares held by SECOM TECHNO.

(Note 2)	Number of shares to be delivered upon the Merger
Upon the Merger, SECOM will deliver to the shareholders of SECOM TECHNO (excluding SECOM and SECOM TECHNO) at the time immediately preceding the time SECOM acquires all of the shares of common stock issued by SECOM TECHNO (excluding those held by SECOM and those held by SECOM TECHNO) in the Merger (the “Base Time”) the number of shares of common stock of SECOM in the proportion of per share of common stock of SECOM TECHNO to 0.85 shares of common stock of SECOM.
Moreover, all of the shares to be delivered by SECOM are scheduled to be sourced from the treasury shares held by SECOM, and SECOM does not plan to issue new shares upon the allotment in the Merger.  In addition, the total number of shares of common stock to be delivered by SECOM may be subject to change in the future due to number of shares of treasury shares held by SECOM TECHNO by the Base Time (including any treasury share acquired as a result of a demand to purchase shares by any dissenting shareholders in accordance with Article 785, Paragraph 1 of the Companies Act exercised with respect to the Merger) or any other reason.
(Note 3)	Treatment of shares constituting less than one unit (tangen miman kabushiki)
The shareholders who come to hold shares of SECOM constituting less than one unit upon the Merger will be entitled to use the following systems concerning shares of common stock of SECOM.  Shareholders may not sell shares constituting less than one unit in the financial instruments exchange market.
(i)	Further purchase (kaimashi) of shares constituting less than one unit (purchase to reach a total of 100 shares)

A system whereby holders of shares of SECOM constituting less than one unit may purchase from SECOM the number of shares that will reach a total of one unit (tangen) together with the number of shares constituting less than one unit held by such shareholder.

(ii)	Purchase (kaitori) by SECOM of shares constituting less than one unit (sale by a shareholder of shares constituting less than one unit)
A system whereby holders of shares of SECOM constituting less than one unit may request SECOM to purchase the shares constituting less than one unit held by such shareholder.
(Note 4)	Treatment of any fractions of shares constituting less than one share
With respect to the shareholders of SECOM TECHNO who come to receive an allotment of shares including fractions of shares constituting less than one share of common stock of SECOM upon the Merger, SECOM will pay cash to each such shareholders in proportion to the value of such fractions of less than one share, pursuant to the provisions of Article 234 of the Companies Act and other relevant laws and regulations.

(4)	Treatment of Stock Acquisition Rights and Bonds with Stock Acquisition Rights in relation to the Merger

SECOM TECHNO has not issued any stock acquisition rights or bonds with stock acquisition rights.

3.	Basis for Calculation of the Allotment Concerning the Merger

(1)	Basis of Calculation
In order to ensure the fairness of the merger ratio with respect to the Merger (the “Merger Ratio”), SECOM and SECOM TECHNO, respectively and separately, decided to request a third-party valuation institution to calculate the merger ratio.  SECOM appointed Nomura Securities Co., Ltd. (“Nomura Securities”), the financial advisor acting as a third-party valuation institution independent from Both Companies, and SECOM TECHNO appointed Deloitte Touche Tohmatsu LLC (“Tohmatsu”) as a third-party valuation institution independent from Both Companies.
In valuating SECOM, as shares of SECOM are listed on the financial instruments exchange and there exists a market share price, Nomura Securities adopted the average market price analysis for calculation (Using May 9, 2011 as the base date, the analysis was based on the respective average closing prices for the most recent six-month, three-month, one-month and one-week periods, and the closing price on the base date of the shares of common stock of SECOM on the First Section of the Tokyo Stock Exchange, Inc. (“Tokyo Stock Exchange”)).

In valuating SECOM TECHNO, as shares of SECOM TECHNO are listed on the financial instruments exchange and there exists a market share price, Nomura Securities adopted the average market price analysis for calculation (Using May 9, 2011 as the base date, the analysis was based on the respective average closing prices for the most recent six-month, three-month, one-month and one-week periods, and the closing price on the base date of the shares of common stock of SECOM TECHNO on the Second Section of the Tokyo Stock Exchange).  In addition, as there are several comparable listed companies which are available for comparison to SECOM TECHNO, and analogical inference of share value is possible through the comparable company analysis, the comparable company analysis was adopted for calculation.  Furthermore, in order to take into account the state of future business operations in the assessment, the discounted cash flow analysis (the “DCF Analysis”) was adopted for calculation.  SECOM TECHNO’s business plan does not expect any substantial increase or decrease in its profits.
The following shows the assessment ranges when the share value per share of common stock of SECOM is set at 1.
Average Market Price Analysis:	0.78 – 0.87
Comparable Company Analysis:	0.57 – 0.81
DCF Analysis:	0.81 – 1.30

On the other hand, in valuating SECOM, as shares of SECOM are listed on the financial instruments exchange and there exists a market share price, Tohmatsu adopted the market price analysis for calculation (Using May 9, 2011 as the calculation base date, the analysis was based on the respective average closing prices for the period from February 9, 2011 (the day of the commencement of the Tender Offer) to the calculation base date, the most recent one-month and one-week periods, and the closing price on the base date of the shares of common stock of SECOM on the First Section of the Tokyo Stock Exchange).
In valuating SECOM TECHNO, as shares of SECOM TECHNO are listed on the financial instruments exchange and there exists a market share price, Tohmatsu adopted the market price analysis for calculation (Using May 9, 2011 as the calculation base date, the analysis was based on the respective average closing prices for the period from February 9, 2011 (the day of the commencement of the Tender Offer) to the calculation base date, the most recent one-month and one-week periods, and the closing price on the base date of the shares of common stock of SECOM TECHNO on the Second Section of the Tokyo Stock Exchange).  Furthermore, in order to take into account the state of future business operations in the assessment, the DCF Analysis was adopted for calculation.  SECOM TECHNO’s business plan does not expect any substantial increase or decrease in its profits.
The following shows the assessment ranges when the share value per share of common stock of SECOM is set at 1.
Market Price Analysis:	0.84 – 0.88
DCF Analysis:	0.84 – 0.94

(2)	Process of Calculation
SECOM and SECOM TECHNO have referred to and carefully reviewed the calculation results for the merger ratio submitted by their respective third-party valuation institutions, and continuously negotiated and consulted with each other on the valuation of shares of common stock of SECOM TECHNO based on the same price as the purchase price of the Tender Offer, taking into account various conditions and results of the Tender Offer conducted prior to the Merger, market share price level of shares of common stock of SECOM and other various factors.  As a result, SECOM and SECOM TECHNO have come to a decision that the Merger Ratio is appropriate and contributes to the interests of their respective shareholders.  Therefore, SECOM and SECOM TECHNO executed the Merger Agreement between Both Companies based on the resolutions of their respective Board of Directors meetings held today with respect to the implementation of the Merger based on the Merger Ratio.

In accordance with the Merger Agreement, the Merger Ratio may be subject to change upon consultation between SECOM and SECOM TECHNO in case of any material changes in the conditions that formed the basis of the calculation.

(3)	Relationship with Valuation Institution
Neither Nomura Securities, which is acting as a third-party valuation institution for SECOM, nor Tohmatsu, which is acting as a third-party valuation institution for SECOM TECHNO, falls under the related parties of SECOM or SECOM TECHNO, and neither has any material interest to be noted in connection with the Merger.

(4)	Prospects for Delisting and Reasons Therefor
Shares of common stock of SECOM TECHNO are currently listed on the Second Section of the Tokyo Stock Exchange.  However, shares of common stock of SECOM TECHNO will be delisted as of June 28, 2011 (the last trading date of the shares will be June 27, 2011) in connection with the Merger.  After the delisting, it will be impossible to trade shares of common stock of SECOM TECHNO on the Tokyo Stock Exchange.

However, even after the delisting of shares of common stock of SECOM TECHNO, shares of common stock of SECOM that will be allotted to each of the shareholders of SECOM TECHNO upon the Merger will remain listed on the Tokyo Stock Exchange and the Osaka Securities Exchange Co., Ltd., and will be tradable on the financial instruments exchange markets on and after the effective date of the Merger.  Therefore, Both Companies believe that for each shareholder of SECOM TECHNO who holds not less than 118 shares of common stock of SECOM TECHNO and will receive, upon the Merger, an allotment of not less than 100 shares of common stock of SECOM, which is the number of shares constituting one unit of SECOM, there will remain liquidity of shares.

On the other hand, to each shareholder of SECOM TECHNO who holds less than 118 shares of common stock of SECOM TECHNO, an allotment will be made of shares of common stock of SECOM of less than 100 shares, which is the number of shares constituting one unit of SECOM.  Each shareholder of SECOM TECHNO who holds 118 shares of common stock of SECOM TECHNO or more may also, as a result of an allotment, come to hold shares constituting less than one unit with regard to the shares exceeding the number of shares constituting one or more units (an integral multiple of 100 shares) of SECOM.  Although shareholders cannot sell such shares constituting less than one unit on the financial instruments exchange markets, each shareholder who comes to hold shares constituting less than one unit may request that SECOM purchase the shares constituting less than one unit that such shareholder holds.  In addition, such shareholders may purchase from SECOM the number of shares that will reach a total of one unit when combined with the number of shares constituting less than one unit that such shareholder holds.  For the details of such treatment, see (Note 3) “Treatment of shares constituting less than one unit (tangen miman kabushiki)” in “2. Outline of the Merger, (3) Details of Allotment with respect to the Merger” above.

(5)	Measures to Ensure the Fairness of the Merger
Taking into consideration the fact that SECOM already holds 97.09% of the total number of issued shares of SECOM TECHNO, and the fact that SECOM and SECOM TECHNO have continuing business and personnel relationships, as described in “1. Purpose of the Merger” above, SECOM and SECOM TECHNO have implemented the measures set forth below to ensure the fairness of the Merger.

(i)	Procurement of merger ratio valuation reports from Independent Third-Party Valuation Institutions
In order to ensure the fairness of the Merger, when calculating the merger ratio, SECOM used as a reference a merger ratio valuation report (valuation base date: May 9, 2011) submitted on May 10, 2011 by Nomura Securities, a financial advisor acting as a third-party valuation institution independent from Both Companies.  SECOM has not received a valuation concerning the Merger Ratio’s fairness (a fairness opinion) from Nomura Securities.  The methods used by Nomura Securities and the merger ratio calculated based on each of such methods are set forth in “(1) Basis of Calculation” above.

In addition, when calculating the merger ratio, SECOM TECHNO also used as a reference a merger ratio valuation report (valuation base date: May 9, 2011) submitted on May 10, 2011 by Tohmatsu which is acting as a third-party valuation institution independent from Both Companies, in order to ensure the fairness of the Merger.  SECOM TECHNO has not received a valuation concerning the Merger Ratio’s fairness (a fairness opinion) from Tohmatsu.  The methods used by Tohmatsu and the merger ratio calculated based on each of such methods are set forth in “(1) Basis of Calculation” above.

(ii)	Establishment of an Independent Third-Party Committee
With the objective of eliminating arbitrary decision-making and ensuring the fairness, transparency and objectivity of its decision-making process, SECOM TECHNO established a third-party committee consisting of two outside experts independent of Both Companies, namely, Mr. Shinsuke Hasegawa (certified public accountant, Hasegawa Certified Public Accountant Office) and Mr. Akito Takahashi (attorney-at-law, Takahashi & Katayama).  Upon the adoption of the resolution to do so at a meeting of its Board of Directors, SECOM TECHNO requested that the third-party committee advise SECOM TECHNO as to whether (a) the Merger would contribute to the enhancement of SECOM TECHNO’s corporate value; (b) the fairness of the terms of the Merger (including the Merger Ratio) has been ensured; (c) sufficient consideration has been given to the interests of SECOM TECHNO’s shareholders through due process of the Merger; and, in addition to (a) through (c), (d) the Merger is not disadvantageous to the minority shareholders of SECOM TECHNO.

The third-party committee held a total of 4 meetings to consider the above-mentioned matters for which its advice was sought.  In the course of such considerations, the third-party committee received from SECOM TECHNO an explanation concerning the terms and the purpose of the Merger and how the Merger could specifically enhance the corporate value of SECOM TECHNO.  A similar explanation was given by SECOM as well.  In addition, the third-party committee considered the merger ratio valuation report that Tohmatsu had submitted to SECOM TECHNO and received from Tohmatsu an explanation concerning the merger ratio.  Furthermore, the third-party committee received from Anderson Mori & Tomotsune, a legal adviser to SECOM TECHNO, an explanation concerning the procedures of the Merger.  On May 10, 2011, based on such considerations, the third-party committee submitted to the Board of Directors of SECOM TECHNO a written report to the effect that (a) the Merger is found to contribute to the enhancement of SECOM TECHNO’s corporate value; (b) the fairness of the terms of the Merger (including the Merger Ratio) is found to have been ensured; (c) sufficient consideration is found to have been given to the interests of SECOM TECHNO’s shareholders through due process of the Merger; and, in addition to (a) through (c), (d) the Merger is not found to be disadvantageous to the minority shareholders of SECOM TECHNO.

(iii)	Advice from an Independent Law Firm
For the purpose of ensuring the fairness and appropriateness of the decision-making by its Board of Directors, SECOM TECHNO has appointed Anderson Mori & Tomotsune as its legal adviser independent of Both Companies, and has obtained legal advice from it regarding the method and process of SECOM TECHNO’s decision-making with respect to the Merger.

(6)	Measures to Avoid Conflicts of Interest
At the meeting of the Board of Directors of SECOM TECHNO held today, which was attended by all directors, SECOM TECHNO resolved to enter into the Merger Agreement with the unanimous approval of the directors present.  In addition, the corporate auditors who attended the said meeting of the Board of Directors, other than Messrs. Mutsuto Nakano and Koji Ono, who were absent due to the reason described below, expressed their opinion that no circumstances could be found where directors of SECOM TECHNO breached their duty of care and duty of loyalty to SECOM TECHNO in relation to SECOM TECHNO entering into the Merger Agreement with SECOM.

Taking into consideration the fact that SECOM already holds 97.09% of the total number of issued shares of SECOM TECHNO, and the fact that SECOM and SECOM TECHNO have continuing business and personnel relationships, as described in “1. Purpose of the Merger” above, from among the corporate auditors of SECOM TECHNO, Messrs. Mutsuto Nakano and Koji Ono, who are advisers to SECOM, did not participate in the discussions with respect to the Merger at the meeting of the Board of Directors of SECOM TECHNO in order to prevent any conflicts of interest.  Neither SECOM TECHNO’s incumbent officers nor SECOM TECHNO has made any agreements with SECOM regarding the appointment of such incumbent officers as officers of SECOM after the Merger.

4.	Description of the Corporate Parties of the Merger

		Surviving Company	Absorbed Company
(1)	Name	SECOM CO., LTD.	SECOM TECHNO SERVICE CO., LTD.
(2)	Address	5-1, Jingumae 1-chome, Shibuya-ku, Tokyo	6-11, Yayoicho 5-chome, Nakano-ku, Tokyo
(3)	Name and Title of Representative	President and Representative Director, Shuji Maeda	Representative Director and President, Seiji Sakamoto
(4)	Business Description	(i) On-line security services focusing on security guard services, (ii) cash convoy services and static guard services, (iii) sales of security products, and (iv) others.
(i) Construction of on-line security systems and maintenance of building equipment, (ii) design, construction, maintenance and operation of various building equipment and (iii) sale and construction of condominium security systems

(5)	Capital	66,377 million yen	2,357 million yen
(6)	Date of Establishment	July 7, 1962	May 21, 1970
(7)	Number of Issued Shares	233,288,717 shares	12,987,000 shares
(8)	End of FY	March 31	March 31
(9)	Employees	33,956 (Consolidated) (as of December 31, 2010)	1,345 (Consolidated) (as of December 31, 2010)
(10)	Major Customers	The Bank of Tokyo-Mitsubishi UFJ, Ltd. YAMATO TRANSPORT CO., LTD. E-net Co., Ltd. LAWSON ATM Networks, Inc. Watty Corporation Seiko Instruments Inc.	SECOM CO., LTD. FUJITSU SEMICONDUCTOR LIMITED Yudensha Co., Ltd. Hitachi Building Systems Co., Ltd. MITSUBISHI ELECTRIC BUILDING TECHNO- SERVICE CO., LTD.
(11)	Main Banks	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Sumitomo Mitsui Banking Corporation Mizuho Bank, Ltd.	The Bank of Tokyo-Mitsubishi UFJ, Ltd. Sumitomo Mitsui Banking Corporation Mizuho Bank, Ltd.

(12)	Major Shareholders and Shareholding Ratio	State Street Bank and Trust Company (Standing proxy agent: The Hong Kong and Shanghai Banking Corporation Limited, Tokyo Branch)	8.11%	SECOM CO., LTD.	67.76%
		The Master Trust Bank of Japan, Ltd. (Trust Account)	5.78%	BBH FOR FIDELITY LOW-PRICED STOCK FUND (Standing Proxy: The Bank of Tokyo-Mitsubishi UFJ, Ltd.)	9.99%
		Japan Trustee Services Bank, Ltd. (Trust Account)	5.76%	Employee Stock Ownership Plan (jugyoin-mochikabu-kai) of SECOM TECHNO SERVICE CO., LTD.	2.08%
		The Nomura Trust and Banking Co., Ltd. (Trust Account 2052098)	2.63%	Client Stock Ownership Plan (torihikisaki-mochikabu-kai) of SECOM TECHNO SERVICE CO., LTD.	1.49%
		Makoto Iida	1.85%	Northern Trust Company (AVFC) Sub-account British Client (Standing Proxy: The Hongkong and Shanghai Banking Corporation Limited, Tokyo Branch)	1.36%
		The Nomura Trust and Banking Co., Ltd. (Trust Account 2052088)	1.77%	Goldman Sachs and Company Regular Account (Standing Proxy: Goldman Sachs Japan, Co., Ltd.)	1.15%
		SECOM Science and Technology Foundation	1.72%	Satoshi Noda	0.39%
		JP Morgan Securities (Standing proxy agent: Mizuho Corporate Bank, Ltd., Settlement & Clearing Services Division)	1.43%	CBNY-DFA INVESTMENT TRUST COMPANY-JAPANESE SMALL COMPANY SERIES (Standing Proxy: Citibank Japan Ltd.)	0.28%
		SSBT OD05 OMNIBUS ACCOUNT - TREATY CLIENTS (Standing proxy agent: The Hong Kong and Shanghai Banking Corporation Limited, Tokyo Branch)	1.39%	CMBL S.A. Re Mutual Funds (Standing Proxy: Settlement & Clearing Services Division, Mizuho Corporate Bank, Ltd.)	0.27%
		The Bank of Tokyo-Mitsubishi UFJ, Ltd.	1.37%	Japan Trustee Services Bank, Ltd. (Trust Account)	0.23%

		(as of September 30, 2010) (Note 1)		(as of September 30, 2010) (Note 1)

(13)	Relationship between Corporate Parties
Capital Relationship	SECOM currently owns 97.09% of the total number of issued shares of SECOM TECHNO as of today and SECOM TECHNO is a consolidated subsidiary of SECOM.
Personal Relationship
The persons below concurrently hold two offices in both SECOM and SECOM TECHNO.
Corporate Adviser of SECOM, Mutsuto Nakano (Corporate Auditor of SECOM TECHNO)
Corporate Adviser of SECOM, Koji Ono (Corporate Auditor of SECOM TECHNO)
In addition, 64 employees of SECOM have been seconded to SECOM TECHNO, and 16 employees of SECOM TECHNO have been seconded to SECOM.

Transactional Relationship
SECOM receives services from SECOM TECHNO relating to installation of equipment for on-line security services, inspection, maintenance and operation of buildings and equipment overall and other maintenance services, and sells security related merchandise such as condominium security systems to SECOM TECHNO.

Related Party Relationship	SECOM TECHNO is a consolidated subsidiary of SECOM, and therefore, it is a related party of SECOM.
(14)	Business Performance and Financial Conditions for the Last Three Years
Fiscal Year Ended	SECOM CO., LTD. (Consolidated)			SECOM TECHNO SERVICE CO., LTD. (Consolidated)
	March 31, 2009	March 31, 2010	March 31, 2011	March 31, 2009	March 31, 2010	March 31, 2011
Consolidated Net Assets	582,608	625,153	654,055	33,315	34,252	35,397
Consolidated Total Assets	1,090,483	1,081,679	1,094,400	42,405	42,685	44,554
Net Assets Per Share of Common Stock (yen)	2,380.12	2,561.94	2,716.35	2,562.44	2,634.59	2,722.86
Consolidated Revenue	678,400	654,678	663,887	67,894	63,005	63,155
Consolidated Operating Profit	87,634	98,539	99,141	5,205	3,694	3,789
Consolidated Ordinary Profit	90,924	98,327	109,674	5,353	3,900	4,226
Consolidated Net Income	21,502	47,611	60,846	3,095	2,228	2,450
Consolidated Net Income Per Share of Common Stock (yen)	96.69	218.37	279.07	238.40	171.62	188.77
Cash Dividends Per Share of Common Stock (yen)	85.00	85.00	90.00	100.00	100.00	–
			(Unit: ¥1 million except as otherwise expressly stated herein)
(Note 1)	The shareholding ratio is represented with the third decimal place being rounded down.
(Note 2)
The figures related to the business performance and financial conditions of SECOM and SECOM TECHNO for the fiscal year ended March 31, 2011, have not been audited by the audit firm pursuant to the provisions of Article 193-2 of the Financial Instruments and Exchange Act (Law No. 25 of 1948, as amended).

5.	Outline of the Integrated Company

Surviving Company
(1)	Name	SECOM CO., LTD.
(2)	Address	5-1, Jingumae 1-chome, Shibuya-ku, Tokyo
(3)	Name and Title of Representative	President and Representative Director, Shuji Maeda
(4)	Business Description	On-line security services focusing on security guard services, cash convoy services and static guard services, sales of security products, and others.
(5)	Capital	66,377 million yen
(6)	End of FY	March 31
(7)	Net Assets	To be determined
(8)	Total Assets	To be determined

6.	Outline of Accounting Disposition

The Merger will be treated for accounting purposes as a Transaction under Common Control in accordance with “Accounting Standard for Business Combinations” (ASBJ Statement No.21, December 26, 2008) and “Revised Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures” (ASBJ Guidance No.10 (Revised 2008), December 26, 2008).  Matters such as the amounts of goodwill arising out of the Merger have not yet been determined at the present time.

7.	Future Prospectus

The effect of the Merger on SECOM’s consolidated financial results and nonconsolidated financial results is reflected in the projections for the consolidated financial results for the fiscal year ending March 31, 2012 and the projections for the nonconsolidated financial results for the fiscal year ending March 31, 2012 stated in the “FINANCIAL REPORT FOR THE FISCAL YEAR ENDED MARCH 31, 2011” that were announced on May 11, 2011.

SECOM TECHNO did not announce the projections for the consolidated financial results for the fiscal year ending March 31, 2012, as SECOM TECHNO will be absorbed on the effective date of the Merger.

SECOM’s Projections for Consolidated Financial Results for the Current Fiscal Year (announced on May 11, 2011) and Consolidated Financial Results for the Previous Fiscal Year
(Unit: ¥1 million)
	Projections for Consolidated Financial Results for the Current Fiscal Year (Fiscal Year Ending March 31, 2012)	Consolidated Financial Results for the Previous Fiscal Year (Fiscal Year Ended March 31, 2011)
Revenue	673,900	663,887
Operating Profit	100,000	99,141
Ordinary Profit	103,000	109,674
Net Income	57,300	60,846

SECOM’s Projections for Nonconsolidated Financial Results for the Current Fiscal Year (announced on May 11, 2011) and Nonconsolidated Financial Results for the Previous Fiscal Year
(Unit: ¥1 million)
	Projections for Nonconsolidated Financial Results for the Current Fiscal Year (Fiscal Year Ending March 31, 2012)	Nonconsolidated Financial Results for the Previous Fiscal Year (Fiscal Year Ended March 31, 2011)
Revenue	341,100	329,297
Ordinary Profit	73,900	74,501
Net Income	68,200	45,023

8.           Matters Related to Transactions with Controlling Shareholders

The Merger constitutes transactions with a controlling shareholder, as SECOM is a controlling shareholder of SECOM TECHNO.

The guidelines shown in SECOM TECHNO’s Corporate Governance Report disclosed on July 6, 2010 read as follows: “Material transactions with the parent company include our provision of works for the on-line security systems offered by SECOM CO., LTD.  The charges for such works are determined through mutual consultation with reference given to the market rates.”  As manifested in such guidelines (“Guidelines for Protection of Minority Shareholders upon Transactions, Etc. with Controlling Shareholders”), SECOM TECHNO makes it a policy to engage in transactions on the basis of market rates.

In this regard, as described in “3. Basis for Calculation of the Allotment Concerning the Merger, (5) Measures to Ensure the Fairness of the Merger” and “3. Basis for Calculation of the Allotment Concerning the Merger, (6) Measures to Avoid Conflicts of Interest” above, SECOM TECHNO has taken measures to ensure fairness of the Merger by its controlling shareholder, and SECOM TECHNO believes that such measures conform to the purpose of the above-mentioned guidelines.

Furthermore, as of May 10, 2011, SECOM TECHNO received from the third-party committee as described in “3. Basis for Calculation of the Allotment Concerning the Merger, (5) Measures to Ensure the Fairness of the Merger, (ii) Establishment of an Independent Third-Party Committee” above, as an opinion stating that an implementation of the Merger is not disadvantageous to minority shareholders, a report to the following effect: (a) the Merger is found to contribute to the enhancement of SECOM TECHNO’s corporate value; (b) the fairness of the terms of the Merger (including the Merger Ratio) is found to have been ensured; (c) sufficient consideration is found to have been given to the interests of SECOM TECHNO’s shareholders through due process of the Merger; and, in addition to (a) through (c), (d) the Merger is not found to be disadvantageous to the minority shareholders of SECOM TECHNO.

All the procedures for the business combination will be conducted in Japanese, unless provided for otherwise.  All or part of the documents for the business combination will be prepared in English; provided, however, that, if any discrepancy arises between the English documents and Japanese documents, Japanese documents shall prevail.